EXHIBIT 12



         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                       and
    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   (Continuing operations only; presented in thousands, except ratio factors)



                                                                                                                   Nine Months
                                                                                                                   Ended
                                          Fiscal Years Ended September 30,                                         June 30,
                                          --------------------------------------------------------------------
                                            1995          1996          1997           1998          1999          2000
                                            -----         -----         -----          -----         -----         -----

    Loss before income taxes               ($26,480)     ($15,970)     ($42,351)      ($32,692)     ($21,456)     ($24,963)

    Add Fixed Charges:
       Interest expense                       3,629         2,828         3,493          6,564         7,118         6,418
       Interest factor portion of rentals     1,435         1,605         1,575          1,409         1,246           924
                                         --------------------------------------------------------------------------------------
                                              5,064         4,433         5,068          7,973         8,364         7,342

    Loss before income taxes and
      fixed charges                        ($21,416)     ($11,537)     ($37,283)      ($24,719)     ($13,092)     ($17,621)
                                         ======================================================================================


    Ratio of earnings to fixed charges          --- (1)       --- (1)       --- (1)        --- (1)       --- (1)       --- (1)
                                         ======================================================================================


    Ratio of earnings to combined fixed charges
       and preferred stock dividends (2)        --- (1)       --- (1)       --- (1)        --- (1)       --- (1)       --- (1)
                                         ======================================================================================



(1) Earnings were not sufficient to cover "fixed charges" or "combined fixed charges and preferred stock dividends" as follows (in thousands): $26,480, $15,970, $42,351, $32,692 and $21,456 in the
    fiscal years ended September 30, 1995, 1996, 1997, 1998 and 1999, respectively, and $24,963 in the nine months ended June 30, 2000.

(2) The Company commenced payment of preferred stock dividends in fiscal 1997, in the amount of $1.8 million per year. In addition, the Company will commence payment of additional cumulative preferred stock dividends on newly issued preferred stock at the rate of $250,000 per year, from July 31, 2000 on a quarterly basis.